Exhibit 11

IBIS TECHNOLOGY CORPORATION

STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years Ended December 31,
	2000	2001	2002
Basic net loss	$(1,501,867)	$(9,594,919)	$(14,096,179)
Weighted average common shares outstanding-basic	8,285,893	8,378,262	9,207,922
Net additional common shares upon assumed exercise of stock options and warrants	—	—	—
Weighted average commons shares outstanding-diluted	8,285,893	8,378,262	9,207,922
Net loss per common share
Basic	$(0.18)	$(1.15)	$(1.53)
Diluted	$(0.18)	$(1.15)	$(1.53)